EXHIBIT (d)(4)

EXECUTION COPY

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of March 28, 2004, between Cosar Corporation, an Oregon corporation (hereinafter called the “Company”) with offices at 1111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025, and Mark J. Wattles, residing at 9001 Emerald Hill Way, Las Vegas, NV 89117 (hereinafter called the “Executive”).

W I T N E S S E T H

WHEREAS, the Executive is currently employed as the Chief Executive Officer of Hollywood Entertainment Corporation, an Oregon corporation (“HEC”);

WHEREAS, HEC, Carso Holdings Corporation (“Parent”) and the Company have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for the merger of the Company with and into HEC the (“Merger”); and

WHEREAS, the parties desire to enter into this Agreement setting forth the terms and conditions of the employment relationship of the Executive with the Company, subject to the consummation of the Merger.

WHEREAS, on the closing date of the Merger, HEC, its subsidiaries, and Leonard Green & Partners, L.P. (“LGP”) will enter into a Management Services Agreement (the “Management Services Agreement”) substantially in the form previously provided to Executive.

WHEREAS, Parent, Executive and Green Equity Investors IV, L.P. (“GEI”) have entered into that certain Option Exchange, Contribution and Subscription Agreement, dated as of the date hereof (the “Contribution Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants, conditions and promises contained herein, the parties hereby agree as follows:

1. Employment Term. The Company hereby agrees to employ Executive and Executive agrees to enter the employ of the Company on the terms and conditions set forth below for a term commencing as of the date of the consummation of the Merger (the “Effective Date”) and terminating on the third anniversary of the Merger, unless sooner terminated as herein provided (such term of this Agreement is herein referred to as the “Term”). In the event that the Merger is not consummated, this Agreement shall be void ab initio. This Agreement will be automatically renewed for successive one-year periods (a “Renewal Period”) unless the Company or the Executive elects not to renew by providing written notice under paragraph 19 hereof to the contrary to the other party within thirty (30) days preceding the end of the Term or a Renewal Period, unless sooner terminated as hereinafter provided; provided, that the term of paragraph 4A shall be as set forth therein.

2. Duties. Subject to the authority of the Board of Directors of the Company (the “Board”), Executive shall be employed as the Company’s Chief Executive Officer and Chairman of the Board. Executive will perform such other duties and services of an executive nature, commensurate with his position as the Chief Executive Officer and Chairman of the Board, as may from time to time be assigned to him by the Board, subject to paragraph 3 below.

3. Time. Executive agrees that he will devote sufficient time to performing the functions and duties of the Chief Executive Officer and Chairman of the Board of the Company.

4. Compensation. For the full, prompt and faithful performance of all of the duties and services to be performed by Executive hereunder, the Company agrees to pay, and Executive agrees to accept, the amounts set forth below.

(a) As a base salary, Executive shall be paid during the Term at a rate of $1,440,000 per annum, payable monthly or in such other manner as the parties hereto shall determine.

(b) As a bonus, Executive shall be paid an amount to be determined by the Board subject to the same performance criteria as other executives of the Company and shall be eligible for additional bonuses based on certain key goals, as determined by the Board.

(c) The Executive, free of charge, shall be allowed use of the Company owned or leased aircraft for all business travel, including travel between Las Vegas and Portland. The

Executive shall also be allowed use of the Company owned or leased aircraft for all other travel, for which he will be deemed to have received compensation in accordance with the Standard Industry Fare Level rates found in Treasury Regulations Section 1.61-21(g). Executive shall have continued use of office space in Las Vegas and required equipment and services to conduct business on behalf of the Company as Executive’s primary office.

(d) The compensation provided for herein shall be in addition to any retirement, profit sharing, insurance or similar benefit which may at any time be payable to Executive pursuant to any plan or policy of the Company relating to such benefits, which additional benefits shall be made available to Executive on the same basis as they are generally made available to other officers of the Company (other than equity based compensation).

(e) The Company shall reimburse Executive in accordance with the Company’s policies for all reasonable travel, hotel, meal and other expenses properly incurred by him in the performance of his duties hereunder.

4A. Monitoring Fee. Prior to a Fee Termination Event (as defined in paragraph 4A(a)), the Company shall pay Executive an annual fee (the “Monitoring Fee”) payable in cash equal to the sum of (a) $2,500,000 plus (b) 1.5% of the aggregate amount invested by Executive, his Permitted Transferees and any Management Participants (as defined in the Contribution Agreement) after the Effective Date in the capital stock of Parent and its subsidiaries (the “Additional Amounts”); provided, that if Executive has been dismissed with “cause” pursuant to clause (i) of paragraph 10 as a result of the Executive having materially breached this Agreement (but not for any other reason specified in such clause (i)), then, from and after such dismissal, the Monitoring Fee shall equal the sum of (x) $1,050,000 plus (y) 1.5% of the Additional Amounts. In the event of a payment default under the Indenture (as defined in paragraph 4A(a)) or the Credit Agreement (as defined in paragraph 4A(a)) or a bankruptcy, liquidation or winding-up of Parent or the Company, the payment of all accrued and unpaid fees and other obligations under this paragraph 4A shall be subordinated to the prior payment in full of all amounts due and owing under the Indenture and the Credit Agreement. For the avoidance of doubt, Additional Amounts shall not include amounts invested by any Management Participant in the Company pursuant to a transaction or series of related transactions where

Executive or a Permitted Transferee transfers capital stock to the Company and the Company sells such stock to the Management Participant. Subject to the forgoing provisions of this paragraph 4A, the Monitoring Fee shall be payable by the Company in equal monthly installments in advance, on the first business day of each month commencing on the first such day following the Effective Date, and except as provided in the definition of “Fee Termination Event” or in the first sentence of this paragraph 4A, payment of the Monitoring Fee shall not be based in any way on Executive’s performance of any obligation hereunder. The Company will not, and will cause its subsidiaries not to, amend the terms of the Management Services Agreement relating to the Annual Fee (as defined in the Management Services Agreement) to be paid to LGP without the prior written consent of Executive. Unless otherwise agreed by Executive, any change to the terms of the Annual Fees paid to LGP that correspond to the Monitoring Fee shall apply with the same effect to the Monitoring Fee provision herein.

(a) For purposes of this Agreement:

(1) “Fee Termination Event” means the earliest of (A) the date that this Agreement is terminated pursuant to the terms hereof as a result of (i) Executive’s voluntary termination of employment hereunder without “good reason” (as defined in paragraph 11), (ii) Executive’s failure to renew this Agreement (it being understood that a failure by the Company to renew this Agreement shall not constitute a Fee Termination Event) or (iii) Executive having been dismissed with “cause” pursuant to either clause (ii) or clause (iii) of paragraph 10; (B) the first date after both of the following have occurred (i) this Agreement has been terminated as a result of the death or disability of Executive and (ii) Executive, his estate and his other Permitted Transferees (as defined in the Stockholders Agreement (as defined in paragraph 10)) no longer own at least 25% of the shares of Parent Common Stock (as defined below) that Executive receives in connection with the consummation of the transactions contemplated by the Contribution Agreement (excluding any shares of Parent Common Stock Executive or his Permitted Transferees transfer or cause to be transferred to Management Participants from time to time after the Merger); (C) a

Change of Control (as defined below); or (D) a Public Offering Event (as defined below);

(2) “Change of Control” means the occurrence of (A) any transaction or series of transactions, including an equity sale, merger or consolidation of Parent with or into any entity or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of Parent’s assets, on a consolidated basis, whether in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), LGP, any Equity Participants (as defined in the Contribution Agreement), Executive and their respective affiliates, in the aggregate, cease to own, directly or indirectly, at least 50% of the outstanding shares of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent; (B) a Change of Control (as defined in the Credit Agreement) shall occur; or (C) a Change of Control (as defined in the Indenture);

(3) “Public Offering Event” means the first date after which Parent, the Company, or any other entity holding, directly or indirectly, all of the equity interests in the Company has completed one or more public offerings of its common stock in an aggregate offering amount of at least $50,000,000 (fifty-million dollars) or as a result of which at least fifteen percent (15%) of the common stock of such entity (after giving effect to such offerings) is publicly traded;

(4) “Credit Agreement” means that certain Credit Agreement, to be entered into as of the Closing Date (as defined in the Merger Agreement) by the Company and HEC, as such agreement may be amended from time to time; and

(5) “Indenture” means that certain Indenture, to be entered into as of the Closing Date, by the Company and HEC, as such agreement may be amended from time to time.

(b) The provisions of this paragraph 4A shall terminate on the earlier of (i) the tenth anniversary of the Effective Date; provided, however, that, unless a Fee Termination Event shall have occurred, on each anniversary of the Effective Date (regardless of whether this Agreement has been terminated for any other reason), the term of this paragraph 4A shall be extended automatically for one additional year and (ii) a Fee Termination Event. In the event of a Change of Control or Public Offering Event, all amounts payable under paragraph 4A of this Agreement during the term of such paragraph (for a total of up to ten years), as extended from time to time pursuant to this paragraph 4A, discounted to present value at the date of such acceleration, shall become immediately due and payable. In the event of any other Fee Termination Event, the provisions of this paragraph 4A shall terminate automatically and, in such event, no amounts shall be payable to Executive under paragraph 4A other than any portion of the Monitoring Fee accrued prior to such Fee Termination Event.

5. Death. In the event of the death of Executive during the Term or a Renewal Period, this Agreement and the employment of Executive hereunder shall terminate on the date of the death of Executive. The estate of Executive (or such persons as Executive shall designate in writing) shall be entitled to receive, and the Company agrees to pay, the base salary of Executive provided by paragraph 4(a) and the additional benefits, if any, provided by paragraph 4(b), in each instance until the later of the six (6) month anniversary of the date of death and the end of the Term or Renewal Period, as applicable, and at the same times and in the same manner as if the Executive had remained employed by the Company during such time.

6. Disability. In the event that Executive shall be unable to perform, because of illness or incapacity, physical or mental, the duties and services to be performed by him hereunder for a consecutive period of four (4) months, the Company may terminate this Agreement after the expiration of such period. Executive shall be entitled to receive the base salary provided by paragraph 4(a) and the additional benefits, if any, provided by paragraph 4(b), in each instance until the later of the six (6) month anniversary of the date of termination and the end of the Term or Renewal Period, as applicable, and at the same times and in the same manner as if the Executive had remained employed by the Company during such time.

7. Payment Upon Death or Disability. In the event of the termination of this Agreement as provided in paragraph 5 or 6 hereof, the additional benefits required to be paid will be paid by the Company on the same terms specified in paragraph 4(d).

8. Drag-Along. Executive may terminate this Agreement upon the consummation of a Drag-Along Sale in accordance with the terms and conditions of that certain Stockholders Agreement, by and among Carso Holdings Corporation, Executive, Green Equity Investors IV, L.P. and certain other persons to be entered into in connection with the Merger (a “Drag-Along Sale”). Notwithstanding anything to the contrary contained in this Agreement, if Executive terminates this Agreement upon a Drag-Along Sale, the provisions of paragraph 9 shall immediately terminate and no longer be of any force or effect.

9. Non-Competition.

(a) Except for the 20 video stores currently owned by the Executive and subject to the License Agreement and the Product and Support Agreement, both dated as of January 25, 2001, by and among Hollywood Entertainment Corporation, Hollywood Management Corporation and Boards Inc., and subject to the provisions in paragraphs 8 and 11, Executive covenants and agrees that, during his employment and for a period of two (2) years after he ceases being an employee of the Company, Executive will not, directly or indirectly, own, manage, operate or control, or participate in the ownership, management, operation or control of, any business competing directly with the primary business conducted on the date of termination hereof by the Company; provided, however, that Executive may own not more than 1% of the outstanding securities of any class of any corporation engaged in any such business, if such securities are listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities association. For the purposes of this paragraph 9, “competition” is defined as any company that owns or operates video specialty stores where ten percent (10%) or more of such company’s video stores operate within two (2) miles of the Company’s stores.

(b) Executive covenants and agrees that, during his employment and for a period of two (2) years after he ceases being an employee of the Company, he will not directly or indirectly induce any person associated with or employed by the Company or any subsidiary of the Company to leave the employ of or terminate his association with the Company, or any subsidiary of the Company, or solicit the employment of any such person on behalf of any other business enterprise.

(c) If any term of this paragraph 9 is found by any court having jurisdiction to be too broad, then and in that case, such term shall nevertheless remain effective, but shall be considered amended (as to the time or area or otherwise, as the case may be) to a point considered by said court as reasonable, and as so amended shall be fully enforceable.

(d) In the event that Executive shall violate any provision of this Agreement (including but not limited to the provisions of this paragraph 9), then Executive hereby consents to the granting of a temporary or permanent injunction against him by any court of competent jurisdiction prohibiting him from violating any provision of this Agreement. In any proceeding for an injunction and upon any motion for a temporary or permanent injunction, Executive agrees that his ability to answer in damages shall not be a bar or interposed as a defense to the granting of such temporary or permanent injunction against Executive.

10. Termination for Cause. The Company may terminate this Agreement without liability (other than for payments accrued to the date of termination) if Executive’s employment is terminated “for cause”. The term “for cause” shall mean, for the purposes of this Agreement (i) a material breach by Executive of the provisions of any of this Agreement, the Stockholders Agreement, to be dated as of the date of the Merger, by and among Parent, GEI, Executive and certain other persons from time to time party thereto (the “Stockholders Agreement”), the Non-Qualified Stock Option Agreement of Parent, to be dated as of the date of the Merger, by and between Parent and Executive (the “Option Agreement”), or the Contribution Agreement, (ii) the commission by Executive of a fraud against the Company or the conviction of Executive for committing, aiding or abetting a felony, a fraud, a crime involving moral turpitude or a business crime, or (iii) the knowing possession or use of illegal drugs or prohibited substances, unless pursuant to a prescription authorized by a licensed medical practitioner, the excessive drinking of alcoholic beverages which impairs Executive’s ability to perform his duties hereunder, or the appearance (reasonably determined) during hours of employment of being under the influence of such drugs, substances or alcohol.

11. Termination for Good Reason. Executive may terminate this Agreement if Executive terminates his employment for “good reason”. The term “good reason” shall mean, for the purposes of this Agreement the occurrence of (i) any material breach by Parent, the Company or any other subsidiary of Parent of any provision of this Agreement, the Stockholders Agreement (including the failure of Parent to timely purchase shares of its 10% junior cumulative preferred stock from Executive in accordance with, and subject to the terms of, the put right contained therein), the Option Agreement, or the Contribution Agreement or (ii) a Drag-Along Sale. Notwithstanding anything to the contrary contained in this Agreement, if Executive terminates this Agreement for “good reason,” the provisions of paragraph 9 shall immediately terminate and no longer be of any force or effect, and no Fee Termination Event will be deemed to have occurred.

12. No Impediments. Executive warrants and represents that he is free to enter into this Agreement and to perform the services contemplated thereby and that such actions will not constitute a breach of, or default under, any existing agreement.

13. No Waiver. The failure of any of the parties hereto to enforce any provision hereof on any occasion shall not be deemed to be a waiver of any preceding or succeeding breach of such provision or of any other provision.

14. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto and no amendment, modification or waiver of any provision herein shall be effective unless in writing, executed by the party charged therewith.

15. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with and shall be governed by the laws of the State of Nevada applicable to agreements to be wholly performed therein without giving effect to principles of conflicts of law.

16. Binding Effect. This Agreement shall bind and inure to the benefit of the parties, their successors and assigns.

17. Assignment and Delegation of Duties. This Agreement may not be assigned by the parties hereto except that the Company shall have the right to assign this Agreement in connection with a sale or transfer of all or substantially all of its assets, a merger or consolidation. This Agreement is in the nature of a personal services contract and the duties imposed hereby are non-delegable.

18. Paragraph Headings. The paragraph headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof.

19. Notices. Any notice under the provisions of this Agreement shall be given by registered or certified mail, return receipt requested, directed to the addresses set forth above, unless notice of a new address has been sent pursuant to the terms of this paragraph.

20. Unenforceability; Severability. If any provision of this Agreement is found to be void or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement, shall, nevertheless, be binding upon the parties with the same force and effect as though the unenforceable part has been served and deleted.

21. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be duplicated originals.

22. Arbitration. Arbitration shall be the exclusive remedy for resolving any dispute or controversy between or among the Company and Executive. Such arbitration shall be conducted in accordance with the then most applicable rules of the American Arbitration Association. The arbitrator shall be empowered to grant only such relief as would be available in a court of law. In the event of any conflict between this Agreement and the rules of the American Arbitration Association, the provisions of this Agreement shall be determinative. If the parties are unable to agree upon an arbitrator, they shall select a single arbitrator from a list of seven arbitrators designated by the office of the American Arbitration Association having responsibility for the city in which the Company has its executive office, all of whom shall be retired judges who are actively involved in hearing private cases or members of the National Academy of Arbitrators. If the parties are unable to agree upon an arbitrator from such list, they shall each strike names alternatively from the list, with the first to strike being determined by lot. After each party has used three strikes, the remaining name on the list shall be the arbitrator. The fees and expenses of the arbitrator shall initially be borne equally by the parties; provided, however, that each party shall initially be responsible for the fees and expenses of its own representatives and witnesses. If the parties cannot agree upon a location for the arbitration, the arbitrator shall determine the location. Judgment may be entered on the award of the arbitrator in any court having jurisdiction. The prevailing party in the arbitration proceeding, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled to the extent provided by law to reimbursement from the other party for all of the prevailing party’s costs (including, but not limited to, the arbitrator’s compensation), expenses and reasonable attorneys’ fees.

23. Attorney Fees. If any suit or action is filed by any party to enforce this Agreement or otherwise with respect to the subject matter of this Agreement (including any arbitral award in accordance with paragraph 22), the prevailing party shall be entitled to recover reasonable attorney fees incurred in preparation or in prosecution or defense of such suit or action as fixed by the trial court, and if any appeal is taken from the decision of the trial court, reasonable attorney fees as fixed by the appellate court.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COSAR CORPORATION

By:	/s/ JOHN M. BAUMER

Its:	Vice President

EXECUTIVE

/s/ MARK J. WATTLES
Mark J. Wattles

Residence Address 9001 Emerald Hill Way Las Vegas, NV 89117

S-1